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EXHIBIT 4.8

FOURTH AMENDMENT TO THE
CAREER EDUCATION CORPORATION
1998 EMPLOYEE INCENTIVE COMPENSATION PLAN

        WHEREAS, Career Education Corporation (the "Corporation") has established and maintains the Career Education Corporation 1998 Employee Incentive Compensation Plan (the "Plan"), effective as of April 1, 1998, as amended on July 29, 1998, February 17, 1999 and January 24, 2000; and

        WHEREAS, the Corporation desires to further amend the Plan to increase the total number of shares of Common Stock (unless otherwise stated in this Amendment, defined terms used herein shall have the meanings ascribed to them in the Plan) reserved and available for distribution pursuant to Awards under the Plan;

        NOW, THEREFORE, BE IT RESOLVED that, pursuant to the power and authority reserved to the Corporation by Section 13.1 of the Plan, and pursuant to the authority delegated to the Committee, the Plan be and hereby is amended, effective April 5, 2002, in the following manner:

        Section 4.1 is amended by deleting its first sentence and replacing it with the following:

          "4.1    Number of Shares. Subject to the adjustment under Section 4.6, the total number of shares of Common Stock reserved and available for distribution pursuant to Awards under the Plan shall be 9,400,000 shares of Common Stock authorized for issuance as of the Effective Date."

        Except as provided herein, the Plan shall remain in full force and effect.

        IN WITNESS WHEREOF, the Corporation has caused this amendment to be executed effective as of the 5th day of April, 2002.

CAREER EDUCATION CORPORATION
By:	/s/ JOHN M. LARSON John M. Larson President and Chief Executive Officer

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  EXHIBIT 4.8
FOURTH AMENDMENT TO THE CAREER EDUCATION CORPORATION 1998 EMPLOYEE INCENTIVE COMPENSATION PLAN